UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G-A
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Ben & Jerry's Homemade Inc.
                                (Name of Issuer)



                              Class A Common Stock
                         (Title of Class of Securities)




                                    081465106
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
CUSIP No. 081465106



1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bennett Cohen




2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)__________

                                                              (b)__________



3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION
             USA

                       5.     SOLE VOTING POWER
    NUMBER OF                          513,373
      SHARES
   BENEFICIALLY        6.     SHARED VOTING POWER
      OWNED BY
        EACH
     REPORTING         7.     SOLE DISPOSITIVE POWER
       PERSON                           513,373
        WITH

                       8.     SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                      513,373



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      8%



12. TYPE OF REPORTING PERSON*
                      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  **This   amendment   corrects   information   as   to   shares
beneficially owned at December 31, 1997.

                                  SCHEDULE 13G

Item   1(a)    Name of Issuer:
                    Ben & Jerry's Homemade, Inc.

       1(b)    Address of Issuer's Principal Executive Offices:
                    30 Community Drive, South Burlington, Vermont 05403-6828


Item   2(a)    Name of Person Filing:
                    Bennett Cohen
       2(b)    Address of Principal Business Office or, if none, Residence:
                    30 Community Drive, South Burlington, Vermont 05403-6828
       2(c)    Citizenship:
                   USA
       2(d)    Title of Class of Securities:
                    Class A Common Stock
       2(e)    CUSIP Number: 081465106

Item   3       If this statement is filed pursuant to Rules 13d-1(b),  or
                    13d-2(b): Not applicable.

Item   4(a)    Amount beneficially owned: 513,373

       4(b)    Percent of Class: 8%

       4(c)    Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote: 513,373


           (ii) shared power to vote or to direct the vote:


           (iii) sole power to dispose or to direct the disposition of: 513,373

               (iv) shared power to dispose or to direct the disposition of:

*As noted on page 2, this Amendment corrects information as to shares beneficially owned as of 12/31/97.

Item   5      Ownership of Five Percent or less of a Class:


Item   6      Ownership of more than Five Percent on behalf of another person:
                   Not applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                   Not applicable

Item   8      Identification and Classification of Members of the Group:
                   Not applicable

Item   9      Notice of Dissolution of Group:
                   Not applicable

Item   10     Certification:
                   Not applicable






                                                    By:   /s/ Bennett Cohen
                                                       Name:  Bennett Cohen
                                                       Title: Chairperson

Date:  6/8/98